FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920 – 1188 West Georgia Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

December 6, 2010

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is December 6, 2010.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

Dorato receives preliminary geophysical resulrs identifying 13 geophysical targets coincident with Fruta Del Norte Fault Zone Extension on the Cordillera del Condor project in northern Peru.

Item 5.	Full Description of Material Change

The Issuer reports the receipt of preliminary geophysical data from Minera Afrodita for the ongoing 2010 belt-wide geophysical survey of its 1,050-square-kilometre Cordillera del Condor Gold-Copper project in north-western Peru.  A total of 13 new geophysical targets have been identified to date, over 80 kilometres strike length, from approximately 50% of the survey data and additional targets are expected to emerge once remaining data has been received.

Geophysical data is the primary target-generation tool being used in the Cordillera del Condor.  The Lucero target, located in the Taricori Block, was initially identified by the 2008 survey and has since been expanded by more detailed geophysical survey data completed this year.  Dorato has a right to acquire 100% of Minera Afrodita.

GEOPHYSICAL TARGETS

Preliminary magnetic, electromagnetic and radiometric data has been received for approximately 50% of the survey, equating to 80 kilometres of strike length along the belt.  Detailed review of the data has revealed 13 new geophysical targets (Figure 1), in addition to the Lucero Target.  Additional targets are likely to emerge as the remainder of the geophysical data is received.  The interpretation of multiple geophysical targets is critical for the continued success of the project.

Geophysical surveys are completed using airborne techniques and can be completed quickly and efficiently – allowing fast, systematic screening of the 135 kilometre-long belt.  The targets that are generated provide focus to the exploration teams and bring geologists much closer to potentially mineralized zones.

Having identified a geophysical anomaly, the significance of the target must be investigated on the ground and targets are continually re-prioritized based on geochemical and geological layers of data.  For example, at target T4, ridge and spur geochemical soil sampling has already begun to test the interpretation that the target is related to copper-gold porphyry-style mineralization.  Approximately 70% of the 2010 geophysical survey has been completed, with only 50% of the data received and interpreted.  The geophysical survey will be suspended in early December and will recommence at the earliest opportunity in January 2011.

Figure 1:  Geophysical Targets on Preliminary Magnetic Image.  Lucero Geophysical Anomaly (T1) labelled together with 13 new geophysical targets (T2 to T14).  Major mineral deposits in Ecuador are labelled by name.  Known, productive fault zones are represented with chequered pattern.  New geophysical targets are located in a narrow north-south zone, coincident with the known extensions of the Fruta Del Norte fault zone in Peru.

The new geophysical targets are all located on or close to the trend of the Fruta Del Norte (FDN) fault extensions, which cross the border into Peru south of the FDN deposit (Figure 1).  In the Ecuadorian portion of the belt, almost all mineral deposits and occurrences are located within a few kilometres of this prominent north-south fault zone and that pattern of discovery is expected to continue in Peru.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp’s Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional  0.71 million ounces inferred contained ounces averaging 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective companies’ public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo., the Issuer’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Issuer as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist.  Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay.  ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

Cautionary Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding the Issuer’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe the Issuer’s future plans, objectives or goals, including words to the effect that the Issuer or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Issuer disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

December 10, 2010